SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

WESTCORP

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

957907108

(CUSIP NUMBER)

MARK C. TREANOR

SENIOR EXECUTIVE VICE PRESIDENT

WACHOVIA CORPORATION

301 SOUTH COLLEGE STREET

CHARLOTTE, NORTH CAROLINA 28288-0013

Telephone: (704) 374-6565

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 957907108	Page 2 of 9 pages

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): WACHOVIA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0 8. SHARED VOTING POWER: 20,890,258** 9. SOLE DISPOSITIVE POWER: 0 10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,890,258**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.0%**
14.	TYPE OF REPORTING PERSON: CO

*	See Item 4.
**	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

ITEM 1. SECURITY AND ISSUER.

This Statement (the “Statement”) relates to the common stock, $1.00 par value per share, of Westcorp (the “Company”), a corporation organized under California law. The Company’s principal executive offices are located at 23 Pasteur, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c); (f) This Statement is filed by Wachovia Corporation, a North Carolina corporation (“Wachovia”), with the U.S. Securities and Exchange Commission (the “SEC”). The address and principal place of business of Wachovia is One Wachovia Center, Charlotte, North Carolina 28288-0013. Wachovia is a financial holding company that is principally engaged in the business of banking through its subsidiaries. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Wachovia, reference is made to Exhibit A attached hereto and incorporated herein by reference.

(d)-(e) Except as provided below, neither Wachovia, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws. As previously disclosed by Wachovia in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the SEC filed a complaint on November 4, 2004 relating to purchases, prior to the merger of Wachovia Corporation (“Legacy Wachovia”) with First Union Corporation (“Legacy First Union”) in 2001, by Legacy Wachovia of Legacy First Union common stock and the disclosures made by both legacy companies related to those purchases following the April 2001 announcement of the merger between Legacy First Union and Legacy Wachovia. Without admitting or denying the allegations set forth in the complaint, Wachovia consented to entry of final judgment by the United States District Court for the District of Columbia permanently enjoining Wachovia from directly or indirectly violating Sections 13(a) and 14(a) of the Act and Rules 12b-20, 13a-13 and 14a-9 promulgated thereunder. The judgment also ordered Wachovia to pay a civil money penalty of $37 million pursuant to Section 21(d)(3) of the Act.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

American Assets, Inc. and the Ernest Rady Trust (together, the “Shareholders”) and Wachovia have entered into a Shareholder Voting Agreement (described in Item 4 of this Schedule 13D and a copy of which is attached hereto as Exhibit B) (the “Voting Agreement”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by Wachovia pursuant to the Voting Agreement, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.

ITEM 4. PURPOSE OF THE TRANSACTION.

(a)-(j) The purpose of Wachovia’s entering into the Voting Agreement covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of September 12, 2005, by and among Wachovia, the Company, Western Financial Bank and WFS Financial Inc, attached hereto as Exhibit C (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Wachovia and the Shareholders under the Voting Agreement, but is not an affirmation by Wachovia of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Wachovia disclaims beneficial ownership of the Shares.

In order to induce Wachovia to enter into the Merger Agreement, the Shareholders entered into the Voting Agreement with Wachovia. Pursuant to the Voting Agreement, each of the Shareholders agreed, among other things, to vote (or cause to be voted), all the Shares (a) in favor of adoption by the Company of the Company Merger (as defined below) and the approval of the Merger Agreement and each of the transactions contemplated by the Merger Agreement and (b) against (i) any merger agreement or merger (other than the Merger Agreement and the Company Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Acquisition Proposal, and (ii) any amendment of the Company’s articles of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Company Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Company’s common stock. In addition, the Shareholders agreed not to transfer or otherwise dispose of the Shares other than to certain permitted transferees or grant any proxies, deposit any Shares into any voting trust or enter into any other voting arrangement with respect to the Shares.

The Shareholders have also granted to the Shareholder Representative (Ernest S. Rady) an irrevocable proxy coupled with an interest to vote the Shares as provided for in the Voting Agreement.

The Voting Agreement and the proxy granted pursuant to it will terminate upon the earliest to occur of (i) the Company Effective Time (as such term is defined in the Voting Agreement), (ii) the date on which the Merger Agreement is terminated, and (iii) at any time upon notice by Wachovia to the Shareholder Representative (Ernest S. Rady).

Under the Merger Agreement, the Company will merge with and into Wachovia (the “Company Merger”), and each outstanding share of the Company’s common stock will be converted into 1.2749 shares of Wachovia common stock. In addition, Wachovia will acquire, by merger, the 16% interest in WFS Financial Inc (“WFS Financial”), an indirect subsidiary of the Company, held by the public (the “WFS Financial Merger” and, together with the Company Merger, the “Mergers”). The Company, through its wholly owned subsidiary, Western Financial Bank, currently owns approximately 84% of the outstanding common stock of WFS Financial. As a result of the WFS Financial Merger, each outstanding share of WFS Financial common stock (other than shares held by Western Financial Bank) will be converted into 1.4661 shares of Wachovia common stock.

The Mergers are intended to constitute reorganizations under Section 368(a) of the Internal Revenue Code of 1986, as amended, and are to be accounted for as a purchase. Consummation of the Mergers is subject to various conditions, including: (i) receipt of the approval of the Merger Agreement by the Company and WFS Financial shareholders; (ii) receipt of requisite regulatory approvals, including the approval of applicable federal banking regulators; (iii) receipt of opinions as to the tax treatment of the Mergers; (iv) listing on the New York Stock Exchange, Inc., subject to notice of issuance, of Wachovia’s common stock to be issued in the Mergers; and (v) satisfaction of certain other conditions.

The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreement and the Merger Agreement, neither Wachovia nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Voting Agreement, Wachovia may be deemed to have beneficial ownership of an aggregate of 20,890,258 shares of the Company’s common stock, which constitute, based on information provided by the Company and set forth in the Merger Agreement, approximately 40.0% of the outstanding shares of voting stock of the Company. Wachovia, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that Wachovia, for any or all purposes, is the beneficial owner of the Shares.

The foregoing does not include an aggregate of 15,629 shares of the Company’s common stock that are held by certain subsidiaries of Wachovia in a fiduciary capacity or as investment advisor for mutual funds or other clients, including 11,859 shares over which such subsidiaries have sole dispositive power and 7,561 shares over which such subsidiaries have sole voting power.

Other than as provided above, neither Wachovia, nor to the best of its knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

(b) Pursuant to the Voting Agreement, Wachovia may be deemed to have shared power to vote (i) 16,583,089 shares with American Assets, Inc. and (ii) 4,307,169 shares with the Ernest S. Rady Trust. Wachovia, however, (i) is not entitled to any rights as a shareholder of the Company as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

The information required by Item 2 relating to the Shareholders is set forth in Exhibit D and consists of information contained in the Schedule 13D/A filed by Ernest S. Rady, the Ernest S. Rady Trust and American Assets, Inc., among others, on September 13, 2005. While Wachovia has no reason to believe that such information was not reliable as of its date, Wachovia only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Wachovia makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by each of the Voting Agreement and the Merger Agreement, neither Wachovia, nor to the best of its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by Wachovia to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by Wachovia as provided herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for descriptions of the Voting Agreement and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:

Directors and Executive Officers of Wachovia

Exhibit B:

Shareholder Voting Agreement, dated as of September 12, 2005, by and among Wachovia, American Assets, Inc., Ernest S. Rady Trust and Ernest S. Rady, as Shareholder Representative.

Exhibit C:

Agreement and Plan of Merger, dated as of September 12, 2005, by and among Wachovia, the Company, Western Financial Bank and WFS Financial Inc

Exhibit D:

Certain Information Regarding the Shareholders

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 22, 2005

WACHOVIA CORPORATION

By:	/s/ Mark C. Treanor
Name:	Mark C. Treanor
Title:	Senior Executive Vice President

EXHIBIT INDEX

Exhibit A:

Directors and Executive Officers of Wachovia

Exhibit B:

Shareholder Voting Agreement, dated as of September 12, 2005, by and among Wachovia, American Assets, Inc., Ernest S. Rady Trust and Ernest S. Rady, as Shareholder Representative.

Exhibit C:

Agreement and Plan of Merger, dated as of September 12, 2005, by and among Wachovia, the Company, Western Financial Bank and WFS Financial Inc

Exhibit D:

Certain Information Regarding the Shareholders